UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2026

PERCEPTIVE CAPITAL SOLUTIONS CORP
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42126	98-1783595
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	PCSC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 15, 2026, Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”) held an extraordinary general meeting of shareholders (the “Meeting”) to consider and vote upon the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal, each as more fully described in the definitive proxy statement/prospectus that PCSC filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2026, as supplemented by the proxy supplement filed on July 9, 2026 (as supplemented, the “Proxy Statement”). The shareholders of PCSC approved each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Employee Stock Purchase Plan Proposal. As there were sufficient votes to approve each of the foregoing proposals, the Adjournment Proposal was not presented to shareholders.

Holders of 5,645,461 Class A ordinary shares, par value $0.0001 per share, of PCSC (the “Class A Ordinary Shares”) and 2,156,250 Class B ordinary shares, par value $0.0001 per share, of PCSC (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “PCSC Shares”) held of record as of June 12, 2026, the record date for the Meeting, entitled to vote at the Meeting, were present in person or by proxy, representing approximately 75.65% of the voting power of the PCSC Shares as of the record date for the Meeting and constituting a quorum for the transaction of business. The number of issued and outstanding PCSC Shares as of the close of business on June 12, 2026 was 10,313,492 PCSC Shares, consisting of 8,157,242 Class A Ordinary Shares and 2,156,250 Class B Ordinary Shares.

The voting results for each of the proposals were as follows:

1.	The Business Combination Proposal (Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class)

For	Against	Abstain
6,819,879	980,832	1,000

2.	The Domestication Proposal (Class B Ordinary Shares)

For	Against	Abstain
2,156,250	0	0

3.	The Governing Documents Proposal (Class B Ordinary Shares)

For	Against	Abstain
2,156,250	0	0

4.	The Advisory Governing Documents Proposals (Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class)

For	Against	Abstain
6,088,108	1,712,603	1,000

5.	The Nasdaq Proposal (Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class)

For	Against	Abstain
6,820,879	980,232	0

6.	The Equity Incentive Plan Proposal (Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class)

For	Against	Abstain
6,818,023	981,832	2,456

7.	The Employee Stock Purchase Plan Proposal (Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class)

For	Against	Abstain
6,818,323	980,832	2,456

As there were sufficient votes at the time of the Meeting to approve the adoption of the required proposals, the “Adjournment Proposal” as described in the Proxy Statement was not required and PCSC did not call a vote on that proposal.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, expectations relating to the Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Freenome's and PCSC's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the inability of the parties to successfully or timely consummate the Business Combination and other related transactions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement. Additional risks related to PCSC include those factors discussed in the Proxy Statement, together with the risks described in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in PCSC's Annual Report on Form 10-K for the year ended December 31, 2024, PCSC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC's or Freenome's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC's and Freenome's expectations, plans, or forecasts of future events and views as of the date of this Current Report and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC's and Freenome's assessments to change. These forward-looking statements should not be relied upon as representing PCSC's and Freenome's assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information

In connection with the Business Combination, PCSC filed a registration statement on Form S-4 with the SEC (File No. 333-295377), which was declared effective by the SEC on June 17, 2026 (as further supplemented by the proxy statement/prospectus supplement filed on July 9, 2026) (the “Registration Statement”) containing the Proxy Statement. After the Registration Statement was declared effective by the SEC on June 17, 2026, PCSC mailed the Proxy Statement and other relevant materials related to the Business Combination to shareholders of PCSC as of June 12, 2026, the record date established for voting on the Business Combination. The Proxy Statement contained important information about the Business Combination and the other matters that were voted upon at the Meeting. PCSC may also file other documents with the SEC regarding the Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any investment decisions, shareholders of PCSC and other interested persons are advised to read the Proxy Statement and other documents filed in connection with the Business Combination, as these materials contain important information about PCSC, Freenome and the Business Combination. Shareholders are also able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

No Offer

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15, 2026

Perceptive Capital Solutions Corp

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer